UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Albacora field

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Rio de Janeiro, September 8, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on11/05/2021, informs that its Executive Board approved today the end of the competitive process for the sale of the Albacora concession, which will be maintained in its entirety in Petrobras' portfolio.

The company was negotiating with PetroRio S.A. for the sale of the field. However, despite the efforts of both parties, it was not possible to converge on conditions that would reflect the valuation of the asset for Petrobras. Thus, the company will continue with the Albacora revitalization project, located in deep waters of the Campos Basin, which includes the development of production from the Forno reservoir, located in the Albacora pre-salt.

The project foresees the contracting of a new FPSO-type platform (a floating system that produces, stores, and transfers oil) for the field to replace the two production units that currently operate in the asset (P-25 and P-31).

The company remains fully committed to its active portfolio management program and reinforces its commitment to broad transparency of the divestment processes. In this sense, it is important to emphasize that Petrobras continues to periodically reassess its portfolio of assets, continuously identifying which ones should be divested and which ones should be the focus of its investments.

The decision to end the Albacora sale process does not affect the ongoing divestment of the Albacora East field, whose sale contract was signed with PetroRio S.A. on 04/28/2022. Petrobras remains committed to closing this transaction.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer